UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 10, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL BIOPHARMACEUTICALS PRESENTS DATA REGARDING ITS HEPATITIS C VIRUS SMALL MOLECULE PROGRAM AT HEP DART 2007 - AN INTERNATIONAL SCIENTIFIC CONFERENCE ON VIRAL HEPATITIS

Valley Cottage, New York, December 10, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) announced today that it will make two scientific presentations related to its pre-clinical Hepatitis C virus (HCV) small molecule program at HEP DART 2007, an international scientific conference on viral hepatitis being held this week in Lahaina, Hawaii.

A poster presentation entitled “Mechanistic Characterization of Potent Small Molecule HCV Inhibitors that Target NS5A” describes a family of small molecule inhibitors of HCV that target the NS5A viral protein. Potency of these compounds was evaluated in a replicon assay, which is known to have good correlation with clinical efficacy and is the current gold standard for pre-clinical testing of inhibitors of HCV. In the replicon assay, the compounds had single-digit nM (nanomolar) and low double-digit nM potencies against genotypes 1b and 1a, respectively. These genotypes constitute the majority of HCV infections in the U.S.

New data presented further substantiate NS5A as the target of these compounds. The new data includes results from in vitro binding to NS5A, resistance selection, molecular genetic and molecular modeling studies.

NS5A is a viral protein that is essential for RNA production and is distinct from the protease and polymerase - the viral targets of the more advanced HCV inhibitors in clinical development. As such, inhibitors of NS5A are considered promising candidates for the treatment of HCV. As a relatively new target, only one NS5A inhibitor has entered clinical trials to date - A831 - which is presently in a Phase 1 clinical trial. A831 was developed by Arrow Therapeutics, which was recently acquired by AstraZeneca. The Company’s compounds presented appear to be significantly more potent than A831 in the replicon assay.

A second poster presentation entitled “Pharmacologic Evaluation of Novel Small Molecule HCV Inhibitors Affecting NS5A-dependent Functions” describes the results of studies on the potency, specificity, toxicology and pharmacokinetics of the Company’s lead HCV molecules. In these studies, when administered orally to rodents, the compounds demonstrated preferential accumulation in the liver in concentrations that were orders of magnitude above those required to block viral replication as predicted by the replicon assay, with half-lives consistent with a twice a day dosing regimen. Toxicology studies showed that the activity of these molecules was selective for HCV, with no apparent adverse effects on a range of human cell types or on rodents exposed to repeated high doses.

The small molecules being presented by the Company at the conference emerged from the Company’s DOS program, aimed at discovering novel HCV inhibitors by applying a unique chemistry technology called Diversity Oriented Synthesis.

ABOUT HEPATITIS C VIRUS
There are approximately 3 million people infected with HCV in the U.S. alone. HCV infection significantly increases the infected person’s risk of developing chronic liver disease, cirrhosis and liver cancer, and is the leading cause of liver transplantation in the Western World. HCV infection remains a major unmet medical need as the current standard of care (interferon-based therapy) achieves success in only 50% of patients infected with genotype 1 of the virus (genotype 1 affects 75% patients in the U.S.), and has significant side affects associated with it.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL is also developing novel pre-clinical HCV small molecule inhibitors. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future performance and prospects of our pre-clinical compounds for HCV from our XTL-DOS program, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to successfully complete the pre-clinical development DOS program; our ability to clinically develop candidates from the DOS program; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 10, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer